Exhibit 99.2

Information Regarding Extensions of Certain Global Ship Lease, Inc. Vessel Charters

Subject to repayment in full and termination of Global Ship Lease, Inc.’s existing credit facility by the end of the first quarter 2014, the terms of four existing charters that are currently scheduled to expire as early as September 2016 will be extended to new expiry dates in December 2019, at reduced daily charter rates of $15,300, effective as of February 1, 2014.